NXT ENERGY SOLUTIONS INC

(Formerly Energy Exploration Technologies Inc)

As at and for three and nine months ended September 30, 2008

NXT ENERGY SOLUTIONS INC
(Formerly Energy Exploration Technologies Inc)
Consolidated Balance Sheets
(Unaudited) (Expressed in Canadian dollars except share data)

	September 30, 2008	December 31, 2007
Assets
Current assets:
Cash and cash equivalents	$ 329,951	$ 1,988,296
Short term investments	7,656,000	5,594,780
Accounts receivable	73,551	897,423
Prepaid expenses and other	31,812	122,291
	8,091,314	8,602,790

Oil and natural gas properties [note 3]	7,315	35,585
Other property and equipment	647,729	504,160
	$ 8,746,358	$ 9,142,535

Liabilities and Shareholders' Equity
Current liabilities:
Trade payables	$ 535,097	$ 516,232
Other accrued liabilities [note 4]	362,428	328,511
Unearned revenue	-	2,232,470
Convertible debentures [note 7]	-	178,540
Current portion of capital lease obligation	10,684	10,684
Asset retirement obligation [note 5]	188,486	-
	1,096,695	3,266,437
Long term liabilities:
Capital lease obligation	26,702	32,140
	1,123,397	3,298,577

Future operations [note 1]
Subsequent event [note 6]

Shareholders' equity:
Preferred shares: - authorized unlimited
Issued: 10,000,000	3,489,000	3,489,000
Common shares: - authorized unlimited
Issued: 30,701,796 shares issued as of September 30, 2008 (December 31, 2007 -
29,713,381) [note 6]	51,869,187	49,789,695
Contributed capital	3,311,615	3,416,207
Deficit	(51,757,776)	(51,561,879)
Accumulated other comprehensive income	710,935	710,935
	7,622,961	5,843,958
	$ 8,746,358	$ 9,142,535

Signed "George Liszicasz" Director	Signed "Charles Selby" Director

The accompanying notes to these consolidated financial statements are an integral part of these consolidated balance sheets.

NXT ENERGY SOLUTIONS INC
(Formerly Energy Exploration Technologies Inc)
Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)
(Unaudited) (Expressed in Canadian dollars except share data)

For the three months ended September 30,			For the nine months ended September 30,
	2008	2007	2008	2007
Revenue
Survey revenue	$ 1,200,000	$ 500,000	$ 2,944,470	$ 3,263,620
Oil and natural gas revenue	(6,750)	7,183	4,439	27,575
	1,193,250	507,183	2,948,909	3,291,195

Expense
Survey cost	68,803	27,317	211,084	375,061
Oil and natural gas operating expenses	11,568	851	12,564	3,117
Administrative	1,137,645	895,560	2,739,441	2,369,721
Depletion of oil and natural gas properties	-	5,608	4,372	16,396
Amortization and depreciation	46,893	39,282	122,155	87,545
	1,264,909	968,618	3,089,616	2,851,840
	(71,659)	(461,435)	(140,707)	439,355

Other expense (income)
Gain on sale of properties [note 3]	-	-	(20,325)	-
Interest income	,	(22,199)	,	(65,029)
Interest on convertible debentures [note 7]	-	-	-	162,082
Loss (gain) on foreign exchange	(6,727)	202,840	(26,115)	200,179
Other [note 11]	90,000	-	90,000	-
Abandonment [note 5]	188,486	-	188,486	-
	218,980	180,641	55,190	297,232
Net income (loss) and comprehensive income (loss)	$ (290,639)	$ (642,076)	$ (195,897)	$ 142,123

Net income (loss) per share unit [note 6]
Basic	$ (0.01)	$ (0.02)	$ (0.01)	$ 0.01
Diluted	$ (0.01)	$ (0.02)	$ (0.01)	$ 0.00

     The accompanying notes to these consolidated financial statements are an integral part of these consolidated statements of income (loss) and comprehensive income (loss).

NXT ENERGY SOLUTIONS INC
(Formerly Energy Exploration Technologies Inc)
Consolidated Statements of Cash Flow
(Unaudited) (Expressed in Canadian dollars)

For the three months ended September 30,			For the nine months ended September 30,
	2008	2007	2008	2007
Operating activities
Net income (loss)	$ (290,639)	$ (642,076)	$ (195,897)	$ 142,123

Amortization and depreciation	46,893	39,282	122,155	87,545
Depletion of oil and natural gas properties	-	5,608	4,372	16,396
Non-cash asset retirement obligation	188,486	-	188,486	-
Costs settled by issuance of options or warrants	144,843	149,354	445,585	436,322
Non-cash interest expense	819	-	2,574	162,082
Unrealized foreign exchange gain	-	(95,520)	-	(95,520)
Non-cash expense note payable	-	4,678	-	11,726
Gain on sale of capital assets	-	-	(20,325)	-
Changes in non-cash working capital
Accounts receivable	1,806,829	322,938	823,872	45,067
Work-in-progress	-	-	-	-
Prepaid expenses and other	96,334	(55,260)	90,479	(37,608)
Unearned revenue	(1,831,694)	-	(2,232,470)	(197,105)
Trade payables	190,227	132,748	18,865	170,601
Other accrued liabilities	93,652	59,234	78,313	25,500
Net cash generated (used) by operating activities	445,750	(79,014)	(673,991)	767,129

Financing activities
Repayment of note payable	-	(3,946)	-	(44,683)
Repayment of capital lease	(2,670)	(3,002)	(8,012)	(3,561)
Repayment of registration penalty	-	-	(178,540)	-
Exercise of options and warrants	24,675	849,858	1,484,919	888,898
Net cash generated by financing activities	22,005	842,910	1,298,367	840,654

Investing activities
Invested in other property and equipment	(162,011)	(151,732)	(265,724)	(270,688)
Invested in oil and natural gas properties	-	(885)	(3,177)	(3,596)
Proceeds on sale of oil and gas properties	-	-	47,400	35,000
Increase in short term investments	(1,205,015)	(596,880)	(2,061,220)	(581,480)
Net cash used by investing activities	(1,367,026)	(749,497)	(2,282,721)	(820,764)

Net cash inflow (outflow)	(899,271)	14,399	(1,658,345)	787,019
Cash and cash equivalents, beginning of period	1,229,222	1,765,235	1,988,296	992,615

Cash and cash equivalents, end of period	$ 329,951	$ 1,779,634	$ 329,951	$ 1,779,634

Cash interest paid	$ 819	$ 4,347	$ 2,574	$ 11,726

The accompanying notes to these consolidated financial statements are an integral part of these consolidated statements of cash flows.

NXT ENERGY SOLUTIONS INC (Formerly Energy Exploration Technologies Inc) Consolidated Statements of Shareholders' Equity (Unaudited) (Expressed in Canadian dollars except share data)
For the three months ended September 30,			For the nine months ended September 30,
	2008	2007	2008	2007
Common Shares
Balance at the beginning of the period	$ 51,831,580	$ 46,071,509	$ 49,789,695	$ 45,771,024

Issued upon exercise of stock options and warrants	52,541	1,257,524	2,100,270	1,311,791
Issued through conversion of debentures	-	-	-	246,218
Share purchase loan	(14,934)	-	(65,174)	-
Shares issued for services	-	-	44,396	-
Balance at end of the period	51,869,187	47,329,033	51,869,187	47,329,033

Preferred Shares
Balance at the beginning and end of the period	3,489,000	3,489,000	3,489,000	3,489,000

Contributed Capital
Balance at the beginning of the period	3,179,704	3,877,326	3,416,207	3,605,585
Fair market value of options and warrants	144,843	(258,312)	445,585	13,429
Contributed capital transferred to shares pursuant
to exercise of options and warrants	(12,932)	-	(550,177)	-
Balance at end of the period	3,311,615	3,619,014	3,311,615	3,619,014

Deficit
Balance at the beginning of the period	(51,467,137)	(51,128,111)	(51,561,879)	(51,912,310)
Net income (loss) for the period	(290,639)	(642,076)	(195,897)	142,123
Balance at end of the period	(51,757,776)	(51,770,187)	(51,757,776)	(51,770,187)

Accumulated Other Comprehensive Income
Balance at beginning and end of the period	710,935	710,935	710,935	710,935

Total Shareholders' Equity end of period	$ 7,622,961	$ 3,377,795	$ 7,622,961	$ 3,377,795

     The accompanying notes to the consolidated financial statements are an integral part of the condensed consolidated statements of shareholder's equity.

     NXT ENERGY SOLUTIONS INC (Formerly Energy Exploration Technologies Inc) Notes to the Consolidated Financial Statements

As at and for the three and nine month period ended September 30, 2008 (Unaudited) (Expressed in Canadian dollars)

1. Organization and Ability to Continue Operations

NXT Energy Solutions Inc ("we", "company" or "NXT" ) was incorporated under the laws of the State of Nevada on September 27, 1994. NXT was continued from the State of Nevada to the Province of Alberta, Canada on October 24, 2003. The shareholders voted on and approved this change which moved the jurisdiction of incorporation from the U.S. to Canada. In November 2007 at our Annual General Meeting the shareholders voted on and approved changing our name. Effective September 22, 2008 our name changed from Energy Exploration Technologies Inc to NXT Energy Solutions Inc.

We own a proprietary technology called Stress Field Detection (“SFD”). SFD is a remote sensing airborne survey system that is designed to identify areas with oil and natural gas reserve potential. This technology was acquired from its current CEO and President on December 31, 2005 following a ten year period wherein the company controlled the technology through a series of licensing agreements. For the ten year period prior to 2006 the company had engaged in extensive activities that were effective in developing the technology to a stage wherein SFD was both technically ready and had the required industry validation to embark on the commercial phase of the company. These early activities included conducting SFD surveys for oil and gas industry partners on a cost recovery basis and participating as a joint venture partner in SFD identified exploration wells. By December 31, 2005 the company had generated approximately $47.6 million of accumulated deficits in conducting these activities.

In 2006 the company commenced commercial operations with the objective of generating net income through a business model of providing SFD survey services on a fee-for-service basis. For the year ended December 31, 2006 the company was successful in completing its first fee-for-service SFD survey, earning survey revenue of $1,200,000 and generating a net loss of $4,274,105. For the year ended December 31, 2007 our survey revenue increased to $5,608,432 and we generated net income of $350,432 and generated cash from operating activities of $3,854,084.

For the nine months ended September 30, 2008 the company recognized $2,944,470 in SFD survey revenue, had a net loss of $195,897 and used $673,991 of cash in operating activities.

The company is in the early stage of commercializing its SFD technology. Its ability to generate cash flow from operations will depend on its ability to service its existing clients and develop new clients for its SFD services. Management recognizes that this early commercialization phase can last for several years. Consistent with this early stage of commercialization the company has a significant economic dependency on a few clients. While the company is in this early stage of commercialization the company’s financial position is materially impacted by the loss or gain of any one client.

The company anticipates generating both net income and cash from operations in future years with this business model; however this outcome cannot be predicted with certainty at this time. The company has an extensive prior history of generating net losses. These consolidated financial statements do not include any adjustments to amounts and classifications of assets and liabilities that may be necessary should we be unable to generate sufficient net income and cash from operations in future years in order to continue as a going concern.

2. Significant Accounting Policies

Basis of Presentation

These interim consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles of the United States of America in accordance with the same accounting policies and methods used in preparing the consolidated financial statements for the fiscal year ended December 31, 2007, except as disclosed below. These interim statements should be read in conjunction with the 2007 annual consolidated financial statements as they contain disclosure which is supplemental to our annual consolidated financial statements and accordingly certain disclosure normally required for annual financial statements has been condensed or omitted.

In the year ended and as at December 31, 2007, the company's Canadian dollar functional currency financial statements were translated into United States dollars for reporting purposes. As of January 1, 2008 the company commenced reporting its financial statements in its Canadian dollar functional currency. The Canadian dollar was adopted for reporting purposes in 2008 as all our operations are now located in Canada.

For periods prior to 2007, when the functional currency of the company was the U.S. dollar, assets and liabilities were translated from the U.S. dollar functional currency to the Canadian dollar using period end exchange rates. The statements of operations and cash flows were translated at period average exchange rates. Any difference was recorded as an adjustment to accumulated other comprehensive income. At January 1, 2008 $710,935 was recorded as an adjustment to accumulated other comprehensive income.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements”. Statement No. 157 provides a common definition of fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. However, this Statement does not require any new fair value measurements. Statement No. 157 was adopted effective January 1, 2008. The adoption of this standard did not impact the financial position, results of operation or cash flow of the company.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of FASB Statement No. 115 .” This pronouncement permits entities to use the fair value method to measure certain financial assets and liabilities by electing an irrevocable option to use the fair value method at specified election dates. After election of the option, subsequent changes in fair value would result in the recognition of unrealized gains or losses as period costs during the period the change occurred. SFAS No. 159 was adopted effective January 1, 2008. The adoption of this standard did not impact the financial position, results of operation or cash flow of the company.

Recent Accounting Pronouncements

SFAS No. 141(R) replaces SFAS No. 141, Business Combinations . SFAS No. 141(R) retains the fundamental requirements of SFAS No. 141 that the acquisition method of accounting be used for all business combinations and for an acquirer to be identified for each business combination, with the objective of improving the relevance and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. The requirements of this standard are not anticipated to have a material impact on the results of the company.

SFAS No. 160 clarifies the classification of non-controlling interests in consolidated statements of financial position and the accounting for and reporting of transactions between the reporting entity and holders of such non-controlling interests. The company does not have non-controlling interests and therefore is not affected by the changes resulting from this standard.

SFAS No. 161, which amends SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, requires companies with derivative instruments to disclose information about how and why a company uses derivative instruments, how derivative instruments and related hedged items are accounted for under SFAS 133, and how derivative instruments and related hedged items affect a company’s financial position, financial performance, and cash flows. The required disclosures include the fair value of derivative instruments and their gains or losses in tabular format, information about credit-risk-related contingent features in derivative agreements, counterparty credit risk, and the company’s strategies and objectives for using derivative instruments. SFAS 161 is effective prospectively for periods beginning on or after November 15, 2008. We are currently evaluating the impact that SFAS No. 161 may have on our financial statement disclosures.

In May 2008, FASB issued SFAS No. 162 “The Hierarchy of Generally Accepted Accounting Principles” which codifies the sources of accounting principles and the related framework to be utilized in preparing financial statements in conformity with U.S. GAAP. The adoption of this standard is not expected to impact the financial position, results of operation or cash flow of the company.

3. Oil and Natural Gas Properties

Effective April 1, 2008, the company sold its 22.5% working interest in a well at Entice, Alberta for a net proceeds of $47,400. Following the effective date, the company ceased to hold working interests in any producing wells. The company's interests in oil and gas properties consists of undeveloped land and royalty interests.

4. Accrued Liabilities

	For the nine months ended	For the year ended
	September 30, 2008	December 31, 2007
Accrued legal and accounting	$ 118,250	$ 186,311
Accrued commission on sales	-	64,568
Consultant fees	233,052	-
Other	11,126	77,632
	$ 362,428	$ 328,511

5. Asset Retirement Obligation

The asset retirement obligations relate to wells where the company has outstanding abandonment and reclamation obligations in accordance with government regulations. Management conducted a review in 2008 of all wells for which NXT had a historical participation and determined a net 1.1 (8 actual) wells drilled in the years 2000 through 2004 still require abandonment. Management has determined the asset retirement obligation based upon estimates of the costs to remediate, reclaim and abandon the wells and the estimated timing of the costs to be incurred. At September 30, 2008, the asset retirement obligation is estimated to be $28,338 (December 31, 2007 – $nil), based on a total future liability of $42,454. These obligations are estimated to be settled in five years. This amount has been calculated using an inflation rate of 3.4% and discounted using a credit-adjusted risk-free interest rate of 10.0% .

In 2008 the company recorded an actual obligation of $160,148 in respect to one well drilled in 2000 and abandoned in 2008 for which no asset retirement obligation had been recorded.

	For the nine months ended
The following table reconciles the asset retirement obligations:	September 30, 2008
Asset retirement obligation, beginning of year	-
Expenditures recorded in period	186,509
Accretion	1,977
Costs incurred	-
Asset retirement obligation, end of period	$ 188,486

6. Common Shares

The following table provides a continuity of common shares and value since December 31, 2007.
	Common Shares
	Shares	Amount
As at December 31, 2007	29,713,381	$ 49,789,695
Transactions during the three months ended March 31, 2008
Ï Issued to discharge accrued liabilities outstanding as at December 31, 2007	9,205	44,396
Ï Issued on exercise of options	190,000	129,558
Transactions during the three months ended June 30, 2008
Ï Share purchase loan	-	(50,240)
Ï Issued on exercise of warrants	702,543	1,918,171
Transactions during the three months ended September 30, 2008
Ï Share purchase loan	-	(14,934)
Ï Issued on exercise of options	86,667	52,541
As at September 30, 2008	30,701,796	$ 51,869,187

In the second quarter of 2008 a $50,240 loan was extended to an officer of the company for the purpose of purchasing 25,000 NXT shares pursuant to the exercise of warrants. The loan is unsecured without interest or stated terms of repayment. Compensation expense of $25,085 was recorded in administrative expense as a result of extending the loan.

In the third quarter of 2008 a $14,934 loan was extended to an officer and director of the company for the purpose of purchasing 40,000 NXT shares pursuant to the exercise of options. Subsequent to the end of the quarter the loan has been repaid.

Reconciliation of Earnings per Share Calculations
For the three months ended September 30, 2008
		Weighted Average
	Net Income	Shares Outstanding	Per Share
Basic and diluted	$ (290,639)	30,636,216	$ (0.01)

For the nine months ended September 30, 2008
		Weighted Average
	Net Income	Shares Outstanding	Per Share
Basic and diluted	$ (195,897)	30,247,129	$ (0.01)

For the three months ended September 30, 2007
		Weighted Average
	Net Income	Shares Outstanding	Per Share
Basic and diluted	$ (642,076)	27,614,146	$ (0.02)

For the nine months ended September 30, 2007
		Weighted Average
	Net Income	Shares Outstanding	Per Share
Basic	$ 142,123	27,415,142	$ 0.01
Options assumed exercised		2,312,705
Warrants assumed exercised		3,852,368
Preferred shares assumed converted		2,000,000
Shares assumed purchased		(4,796,774)
Diluted	$ 142,123	30,783,441	$ 0.00

7. Convertible Debentures

During 2005 we closed United States dollar denominated private placement bridge-financing contracts. Pursuant to these contracts the company issued financial instruments that converted automatically into U.S. $1,955,342 of debentures and 1,989,265 warrants in exchange for cash proceeds of U.S. $1,649,764 (net of commission paid of U.S. $24,928) and the conversion of note payable and accrued interest of U.S. $280,650 for aggregate net proceeds of U.S. $1,930,414. The debentures were all converted into common shares in 2006 and 2007.

The value of the convertible debenture and the conversion feature as at September 30, 2008 and December 31, 2007 are as follows:

	For the nine months ended	For the year ended
	September 30, 2008	December 31, 2007
Debenture carrying value, registration penalty and accrued interest at beginning of period	$ 178,540	$ 663,294
Expense including interest, registration penalty and foreign exchange adjustment	-	24,883
Converted to common shares	-	(165,813)
Registration penalty paid	(178,540)	(343,824)
Debenture carrying value, registration penalty and accrued interest at end of period	$ -	$ 178,540

Conversion feature carrying value at beginning of period	$ -	$ 80,406
Converted to common shares	-	(80,406)
Carrying amount of the conversion feature at end of period	$ -	$ -

8. Employee, Directors and Contractor Options

We have summarized below all outstanding options under the Plans as of September 30, 2008:

		Weighted average		Weighted average
		exercise price of		exercise price of
Range of exercise prices in U.S. dollars	Outstanding options	outstanding options	Options exercisable	exercisable options
$0.50 - $0.99	341,741	$ 0.73	325,074	$ 0.70
$1.00 - $1.99	1,471,463	$ 1.54	577,296	$ 1.38
$2.00 - $3.99	157,000	$ 2.18	114,000	$ 2.12
Over $4.00	300,000	$ 4.90	-	$ -
	2,270,204	$ 1.90	1,016,370	$ 1.24

			Weighted average remaining
Range of exercise prices in U.S. dollars				contractual life (years)
$0.50 - $0.99				1.9
$1.00 - $1.99				2.5
$2.00 - $3.99				2.3
Over $4.00				4.2
				2.6

	For the nine months ended September 30, 2008		For the year ended December 31, 2007
		Weighted average		Weighted average
Exercise prices in U.S. dollars	# of options	exercise price	# of options	exercise price
Outstanding at beginning of period	2,348,371	$ 1.72	1,588,205	$ 1.15
Granted	403,500	$ 2.05	1,220,500	$ 2.32
Expired	(205,000)	$ 2.13	(197,334)	$ 1.57
Exercised	(276,667)	$ 0.44	(263,000)	$ 1.14
Options outstanding as at end of period	2,270,204	$ 1.90	2,348,371	$ 1.72
Exercisable as at end of period	1,016,370	$ 1.24	1,014,538	$ 1.14

Unvested options outstanding as of September 30, 2008 and December 31, 2007 generally vest over the three year period starting from the date of grant dependant on the continued provision of services. The options generally vest one-third at the end of each of the first three years following the grant date. Options generally expire, if unexercised, five years from the date of vesting.

Compensation Expense Associated with Grant of Options

The grant date fair value is calculated in U.S. dollars using the Black Scholes option valuation model utilizing the following weighted average assumptions:

	For nine months ended	For the year ended
	September 30,	December 31
	2008	2007
Expected dividends paid per common share	Nil	Nil
Expected life (years)	3	3
Expected volatility in the price of common shares (%)	88%	65%
Risk free interest rate (%)	4%	4%
Weighted average grant date fair market value per share	$ 1.19	$ 1.96
Intrinsic value of options exercised	$ 2.18	$ 2.87

As of September 30, 2008 and December 31, 2007 there were U.S. $1,082,295 and U.S. $1,242,910 respectively of total unrecognized compensation cost related to non-vested share-based compensation awards granted under the stock option plans. This cost will be recognized over the remaining vesting period.

9. Warrants

	For the nine months ended September 30, 2008		For the year ended December 31, 2007
		Weighted average		Weighted average
	# of warrants	exercise price	# of warrants	exercise price
Outstanding as at beginning of the period	2,776,560	$ 1.96 U.S.	4,615,825	$ 1.54 U.S.
Issued for services	-	$ -	150,000	$ 2.20 Cdn
Exercised	(702,543)	$ 2.00 U.S.	(1,989,265)	$ 1.00 U.S.
Expired	(1,924,017)	$ -	-	$ -
Outstanding as at end of the period	150,000	$ 2.20 Cdn	2,776,560	$ 1.96 U.S.

	For the nine months ended September 30, 2008		For the year ended December 31, 2007
		Weighted average		Weighted average
	Outstanding	remaining contractual		remaining contractual life
Exercise prices	warrants	life (years)	Outstanding warrants	(years)
$ 1.60 U.S.	-	0.0	350,000	0.3
$ 2.00 U.S.	-	0.0	2,276,560	0.3
$ 2.20 Cdn	150,000	1.2	150,000	2.0
	150,000	1.2	2,776,560	0.4

The company has historically issued warrants in U.S. and Canadian dollars. At September 30, 2008, all warrants outstanding are exercisable in Canadian dollars.

10. Related Party Transactions

Summarized below is information concerning related party transactions and balances not disclosed elsewhere in these consolidated financial statements for the nine months ended September 30, 2008 and the year ended December 31, 2007.

	For the three months ended Sep. 30,		For the nine months ended Sep. 30,
	2008	2007	2008	2007
Interest expense recognized or paid to related
parties and officers	$ -	$ 3,377	$ -	$10,425

11. Commitments and Contingencies

In 2002 we were served a Statement of Claim whereby the plaintiff alleged that NXT failed to pay him compensation of $74,750, plus interest, under a consulting agreement and further alleged that NXT unlawfully obstructed him from trading his shares of NXT. On December 10, 2002 we filed our Statement of Defense. The plaintive is a past president and director of NXT. On August 15, 2008 a settlement was reached on this Statement of Claim wherein we paid $90,000 and the plaintiff provided us with a complete release to any claim against NXT, its directors or officers, or any claim of an interest in the SFD technology.

On March 18, 2003 we were served a Statement of Claim naming NXT and others as defendants. The plaintiffs allege that the defendants were negligent and in breach of a ferry flight contract under which an aircraft was to be delivered to Greece. The aircraft crashed enroute. The Plaintiffs are seeking, among other things, damages in the amount of Cdn. $450,000 or loss and damages to the aircraft and cargo, and damages in respect to search and rescue expenses, salvage, storage, transportation expenses and pollution and contamination expenses. NXT was not party to the Ferry Flight Contract. The outcome of the claim is not determinable. Management believes the claim is without merit and we intend to defend ourselves against the claim.

In May 2008 we entered into a revised lease agreement for expanded office space in our current location. The original lease was for a six year term beginning November 1, 2006 and ending October 31, 2012. The amended lease is effective June 1, 2008 and ends October 31, 2012. The minimum sublease payments will be $29,483 per month beginning June 1, 2008 and $30,729 per month for the final three years of the lease. The letter of credit obligation expired and was not reissued for the benefit of the landlord.

12. Comparative Figures

Certain amounts in the consolidated financial statements have been reclassified in the comparative periods to conform to the current year's presentation. All comparative periods have been converted from the company's prior reporting currency, the U.S. dollar, to the current reporting and functional currency the Canadian dollar.